Exhibit 6.1

EMPLOYMENT AGREEMENT

AGREEMENT, dated as of March 15, 2019 (the “Effective Date”), is entered into by and between HIGHTIMES HOLDING CORP., a Delaware corporation, (the “Company”), and KRAIG G. FOX (the “Executive”).

WHEREAS, the Company desires to avail itself of the services of the Executive for the period provided in this Agreement; and

WHEREAS, the Executive is willing to serve in the employ of the Company for such period upon the terms and conditions hereinafter provided;

NOW, THEREFORE, in consideration of Executive’s present and future performance of services for the Company and in consideration of the mutual promises and agreements hereinafter set forth, the Company and the Executive agree as follows:

 1. Employment and Duties. The Company shall employ the Executive, and the Executive shall be employed by the Company as the Chief Executive Officer and President of the Company and Chief Executive Officer and President of each of its direct and indirect subsidiaries for the Employment Term (as defined below). The Executive shall report to Adam E. Levin the Executive Chairman of the Board of Directors and to the Board of Directors of the Company. The Executive shall perform his duties at the Company’s headquarters in New York, New York (or such other location as the Executive and Company may agree). In this capacity, the Executive shall perform such services, consistent with his office and the title of Chief Executive Officer and/or President, as from time to time shall be reasonably assigned to him by the Board of Directors of the Company, devoting such time and effort as necessary to manage, operate and direct the activities of the Company and perform all of the functions of the offices held by him; provided however that the Executive may also engage in other business investments and activities (subject to Section 6(b) below) consistent with his prior practices while employed by the Company so long as such activities do not materially and adversely affect the performance by the Executive of his duties and responsibilities hereunder. In addition, the Executive shall be nominated and elected to serve on the Board of Directors of the Company and each of the Company’s direct and indirect subsidiaries.

2. Term. The term of the Executive’s employment hereunder shall begin on the Effective Date and shall continue through the last day of the month which shall be the thirty sixth (36th) consecutive month following the Effective Date (the “Initial Term”). The term of employment may be extended beyond the Initial Term for successive two-year periods (each, an “Additional Term”) if the Company and the Executive mutually agree to extend the Initial Term for an Additional Term at any time prior the expiration of the Initial Term (the Initial Term and any mutual agreed upon Additional Term are hereinafter collectively referred to as the “Employment Term”).

3. Compensation and Benefits.

(a) Base Salary. During each twelve (12) consecutive months of the Employment Term, the Company shall pay the Executive a base salary at a rate of not less than Four Hundred and Sixty Thousand Dollars ($460,000) (the “Base Salary”) payable in substantially equal monthly installments. Notwithstanding the foregoing, until such time as the Company shall, following the Effective Date, raise a minimum of $10,000,000 of capital from the sale of debt or equity securities (the “Additional Capital”), the Executive’s Base Salary shall be fixed One ($1.00) Dollar and the difference between $460,000 and $1.00 shall accrue and shall be payable to the Executive immediately following the Company’s receipt of such Additional Capital. Not less frequently than on each December 31st during the Employment Term, Executive will be eligible for periodic increases in Base Salary under the Company’s normal policies and procedures for executive salary increases which currently provide for annual reviews of executive salaries. Executive’s Base Salary for any year may not be reduced below the Executive’s Base Salary for the prior year without the consent of both Executive and the Company.

(b) Annual Bonus. Not later than 90 days after the end of each calendar year of the Employment Term, commencing with the year ending December 31, 2019 (each a “Measuring Year”), in the event that the Company and its direct and indirect subsidiaries (collective the “Hightimes Group”) shall have achieved the budgeted goals for the Company established from time to time by the board of directors for such Measuring Year during the Employment Term (the “Performance Goals”), the Company shall pay to the Executive an annual bonus of $250,000 in respect of the Company achieving the Performance Goals in such Measuring Year.

(c) Equity Compensation.

(i) Initial Grants. As of the close of business on the date of the Executive’s first day of employment with the Company, the Company’s Compensation Committee shall grant Executive a non-statutory stock option (the “Initial Option ”) to purchase 650,000 shares of the Company’s common stock as defined in the Plan referenced in the immediately following sentence (the “Common Stock”) at an exercise price of $11.00 per share. Executive’s right to purchase shares of Common Stock under the Initial Option shall vest over the initial three years, as follows: the right to purchase 33.333% of such shares of Common Stock shall vest on the first anniversary of the Effective Date and the balance shall vest in 24 equal monthly installments thereafter. The Initial Option will be granted pursuant to the Company’s 2019 Equity Incentive Plan (the “Plan”) and will be subject to the terms and conditions of the Plan in effect as of the grant date and the related stock option agreements. The exercise price for all future stock options granted under the Plan shall be equal to either the then trading price of the Common Stock or the most recent appraisal done for Section 409A compliance process prior to the date of each such grant (which appraisals having been completed within the 12-month period preceding each such grant date). Furthermore, as of the close of business on the date of the Executive’s first day of employment with the Company, the Company’s Compensation Committee shall grant Executive a restricted stock unit award (the “Initial Restricted Stock Unit Award”) with respect to 500,000 shares of the Company’s Common Stock (which number of shares of the Company’s Common Stock shall be adjusted from time to time to take into account any stock dividends, forward stock splits and reverse stock splits) which shall vest over the initial three year Term of this Agreement, as follows: the right to purchase 33.333% of such shares of Common Stock shall vest on March 15, 2020, 33.333% of such shares of Common Stock shall vest on March 15, 2021, 33.334% of such shares of Common Stock shall vest on March 15, 2022. The Initial Restricted Stock Unit Award is subject to the terms and conditions set forth in the Plan and the related stock unit award agreement (the “Award Plan”); provided, however, notwithstanding anything in the Plan or the Award Plan to the contrary, (A) Executive may elect to satisfy any tax withholdings payable in connection with the issuance of shares of the Company’s Common Stock to Executive by having the Company withhold a number of shares of Common Stock that have a fair market value equal to the taxes required to be withheld by the Company, and (B) to the extent of any differences between this Agreement and the Plan or the Award Plan, the provisions of this Agreement shall govern.

(ii) Other Equity Compensation. Executive shall also be entitled to participate in any other equity incentive plans of the Company. All such other options or other equity awards will be made at the discretion of the Company’s Compensation Committee of the Board of Directors pursuant and subject to the terms and conditions of the applicable equity incentive plan, including any provisions for repurchase thereof. The option exercise price or value of any equity award granted to Executive will be established by the Company’s Board of Directors as of the date such interests are granted but shall not be less than the fair market value (determined as of the date such interests are granted) of the class of equity underlying such award. Except with respect to any restricted stock unit awards granted to Executive (the “RSUs ”) (the terms of which shall be governed by the applicable award agreements or this Agreement), all stock options and other equity compensation awards (both time-based vesting and performance-based vesting at target level) granted to Executive that are outstanding on the date of Executive’s termination or resignation shall become 100% vested in the event that the Executive’s employment is terminated without Cause (as defined herein) or Executive resigns for Good Reason (as defined herein) or if the Executive shall be terminated or shall resign within the period beginning three months before, and ending twelve months following, a Change in Control (as defined in Exhibit A hereto (a “Change in Control Termination ”). In the event of Executive’s termination or resignation for any reason, all stock options granted to Executive that are outstanding on the date of such termination or resignation shall remain exercisable until the earlier of (i) the expiration date set forth in the applicable stock option agreement or (ii) the expiration of two (2) year measured from the date of Executive’s termination or resignation. The provisions of this Section 3(c)(ii) of this Agreement shall govern the acceleration of Executive’s stock options and other equity compensation awards (other than the RSUs) in the event of a Change in Control Termination and the period during which Executive’s stock options remain exercisable following Executive’s termination or resignation for any reason and shall supersede any provisions to the contrary in any other agreement or document.

(iii) Equity Bonus Eligibility. Executive shall also be eligible to receive an annual target incentive bonus in the form of Common Stock as determined by the Compensation Committee, additionally or in the alternative to cash payments described in Section 3(b) of this Agreement.

(d) Medical Insurance Benefits. During the Employment Term, the Company shall pay for and make available medical and dental insurance coverage for Executive and his immediate family. The medical and dental insurance coverage shall provide coverage and benefits that are at least comparable to that provided to the Executive at the time of execution of this Agreement. Although such benefits are described in the Company Employee Handbook (a copy of which is attached hereto as Exhibit D), such benefits may be changed at the Company’s discretion from time to time provided that the Executive’s health and dental benefits shall not be materially changed during the Employment Term.

(e) Expense Reimbursement and Other Benefits. The Company promptly shall pay, or reimburse the Executive for, all ordinary and necessary business expenses incurred by him in the performance of his duties hereunder including, but not limited to, first class or business class air travel, expenses and dues associated with Executive’s involvement with professional, industry, community, civic and charitable organizations, provided that the Executive properly accounts for all such expenses in accordance with Company policy. In such connection, the Executive shall be entitled to travel on business class air (or first class if no business class is offered on a flight), stay in 4 star hotel accommodations (not to exceed $550 per night) and shall be reimbursed for all regular and necessary business and entertaining expenses on behalf of the Company provided that proper documentation is retained. The Company shall maintain an executive assistant for the Executive in New York City provided that such person may be required to provide additional support to the Company’s operations. The Company acknowledges that the Executive shall spend a majority of his time at the Company’s offices in New York City where he will carry out his principal duties. When traveling to Los Angeles on Company business the Executive shall be required to stay in a corporate apartment in or near Century City, Los Angeles CA that is approved by the Executive or other mutually acceptable location that is leased, directly or indirectly by the Company. If the Executive and/or the Company is required by a landlord to lease an apartment in the name of an individual person versus a corporation, the Company shall reimburse the Executive for such lease payments but in no event in excess of $80,000 per annum.

(f) Other Benefits Plans, Fringe Benefits and Vacations. The Executive shall be eligible to participate in each of the Company’s present employee benefit plans, policies or arrangements and any such plans, policies or arrangements that the Company may maintain or establish during the Employment Term and receive all fringe benefits and vacations for which his position makes him eligible in accordance with the Company’s policies and the terms and provisions of such plans, policies or arrangements including, but not limited to, the following:

(i)  The Company shall, to the fullest extent permitted by the Delaware General Corporation Law, as the same may be amended and supplemented, or by any successor thereto (the “DGCL”), indemnify the Executive from and against any and all of the expenses, liabilities or other matters referred to in or covered by the DGCL. The Company shall advance expenses to the fullest extent permitted by the DGCL. The Company shall cover the Executive under such insurance policies as the Company may procure for executive liability and indemnification insurance, to the same extent and providing limits of liability, deductibles and exclusions as may be provided for the Company’s Senior Executive Officers and outside directors. For purposes of this Agreement, the term “Senior Executive Officers” of the Company shall be the four officers of the Company having the highest annual base salaries. These covenants shall survive termination of this Agreement for any reason for a period of five years from the date of such termination. Notwithstanding the foregoing, the Company shall maintain comprehensive directors’ and officers’ liability insurance with minimum coverage of $10,000,000 per occurrence naming the Executive as a named insured.

(ii) Each calendar year during the Employment Term (commencing with the year ending December 31, 2019), but without carryover from year to year (regardless of the Company’s general vacation policy), the Executive shall be entitled to vacation of not less than six weeks.

(iii) The Company shall not terminate or change, in such a way as to affect adversely the Executive’s rights or reduce his benefits under any Company benefit plan, policy or arrangement now in effect or which may hereafter be established and in which the Executive is eligible to participate, including, without limitation, the Company’s Equity Plans, life insurance, medical and disability plans. To the extent that there is a conflict between this Agreement and any policy or plan of the Company, this Agreement supersedes any other policy or plan of the Company.

4. Termination.

(a) Death and Disability.

(i) The Executive’s employment hereunder and the Employment Term shall terminate upon his death or upon his becoming Totally Disabled. For purposes of this Agreement, the Executive shall be “Totally Disabled” if he is physically or mentally incapacitated so as to render him incapable of performing his usual and customary duties as an executive for a period expected to last not less than six (6) consecutive months during which he receives income replacement benefits from an employer-provided health and accident plan for at least twelve months. The Executive’s receipt of Social Security disability benefits shall be deemed conclusive evidence of Total Disability for purposes of this Agreement; provided, however, that in the absence of his receipt of such Social Security benefits, the Board of Directors of the Company may, in its reasonable discretion, but based upon appropriate medical evidence, determine that the Executive is Totally Disabled as provided in Treas. Reg. § 1.409A-3(i)(4).

(ii) If Executive dies or becomes Totally Disabled during the Employment Term, the Executive or his estate, as the case may be, shall be entitled to receive: (i) all accrued but unpaid Base Salary; (ii) a bonus for any prior year that has been earned but is unpaid, (iii) assuming the Performance Goals are achieved in the year in which the Executive has died or becomes Totally Disabled, a bonus payable within 90 days following such year, pro-rated based on the number of months in which the Executive worked in such year, and (iv) any vested stock options or other equity or equity like grants, including the RSU’s and any Initial Restricted Stock Unit Award shall remain outstanding and shall be owned by the Executive or his estate.

(b) For Cause. The Executive’s employment hereunder may be terminated for Cause. For purposes of this Agreement, the term “Cause” shall mean: (i) the Executive’s refusal to perform material duties reasonably required or requested of him hereunder (other than as a result of total or partial incapacity due to physical or mental illness) by the Board of Directors and consistent with the terms hereof, after having received written notice of such directions and his refusal from the Board of Directors and having failed to commence to perform such duties within ten (10) days after receipt of such written directions from the Board, (ii) the Executive’s commission of actions constituting fraud, dishonesty or acts of moral turpitude (including sexual misconduct as defined in the Company employee handbook) in the performance of his duties hereunder or (iii) any act or acts on the Executive’s part constituting a felony under the laws of the United States or any state thereof which results or was intended to result directly or indirectly in gain or personal enrichment by Executive at the expense of the Company. If the Executive’s employment is terminated for Cause, the Executive shall be entitled only to receive: (i) all accrued but unpaid Base Salary through the date of termination; and (ii) a bonus for any prior year that has been earned but is unpaid. All Options or other equity or equity like grants, including all non-vested RSU’s and any unvested Initial Restricted Stock Award shall terminate and be of no further force or effect. Notwithstanding the forgoing, if the Executive is terminated for Cause following a Change of Control, all Options or other equity or equity like grants, including all RSU’s and any Initial Restricted Stock Award as of the date of the Change of Control shall remain vested following a termination for Cause which happens after a Change of Control.

(c) Without Cause/For Good Reason. If the Executive’s employment hereunder is terminated without Cause or if the Executive terminates his employment for “Good Reason”, the Company shall, as soon as practicable, but, subject to Section 5 below, not later than 30 days after such termination without Cause or for “Good Reason”, pay to the Executive: (i) all accrued but unpaid Base Salary through the remainder of the Employment Term, but not less than 12 months, payable on a monthly basis; (ii) a bonus for any prior year that has been earned but is unpaid, and (iii) assuming the Performance Goals are achieved in the year in which termination without Cause or for “Good Reason” shall have occurred, a bonus payable within 90 days following such year, pro-rated based on the number of months in which the Executive worked in such year. In addition, the vesting of all Options or other equity or equity like grants, including the vesting of all RSU’s and any Initial Restricted Stock Award shall be accelerated so as to permit Executive fully to exercise all outstanding Options and rights, if any, granted to Executive during the Employment Term pursuant to such plans. For purposes of this Agreement, “Good Reason” shall be limited to a material breach of this Agreement by the Company or the filing of bankruptcy protection or reorganization by the Company. No breach referred to herein shall constitute Good Reason if the Company shall have cured all matters within 30 days following written notice from Employee, or if such matters are not reasonably susceptible of being cured or corrected within such 30-day period, the Company shall have instituted appropriate action to cure and correct such matters and thereafter pursue the same diligently to completion in a commercially reasonable period of time. Notwithstanding the foregoing, the failure by the Company to pay the Executive amounts due under this Agreement within thirty (30) days of the due date shall be deemed a breach of this Agreement by the Company and the Executive shall be entitled to terminate this Agreement for Good Reason without further action.

(d)  Change in Control; Material Change.

(i)  If a Change in Control Event (as defined in Exhibit A hereto) occurs, all RSU’s and any Initial Restricted Stock Award shall be accelerated and vested immediately and all other Options or other equity or equity like grants shall become exercisable immediately prior to the occurrence of the transaction giving rise to the Change in Control Event at Executive’s election, so as to permit Executive fully to exercise all outstanding Options or other equity or equity like grants. In the event that such transaction fails to be consummated, Executive’s election pursuant hereto shall be of no effect and all RSU’s and any Initial Restricted Stock Award and Options or other equity or equity like grants shall remain subject to the restrictions to which they were originally subject. At the Executive’s election, the Executive may exercise all such rights after the closing of such transaction.

(ii) If a Change in Control Event (as defined in Exhibit A hereto) shall occur, followed within two years by a Material Change (as defined in Exhibit A hereto), the Executive shall, if he so elects by written notice to the Company within thirty days of a Material Change that is not corrected following notice, be entitled to terminate his employment, if not already terminated by the Company. In that event, the Executive shall receive the amounts set forth in Section 4(c) above, and the Executive shall be entitled to the accelerated vesting of 50% of all Options, RSU’s and any Initial Restricted Stock Award and rights as provided in Section 4(d)(i) above and the 50% balance not later than six (6) months following such Change of Control or Material Change.

(iii) Notwithstanding anything to the contrary herein, if the aggregate amounts payable pursuant to subparagraph (ii) of this paragraph (d), either alone or together with any other payments which the Executive has the right to receive either directly or indirectly from the Company or any of its affiliates, would be subject to an excise tax as an “excess parachute payment” under Section 4999 of the Internal Revenue Code, the Executive hereby agrees that such aggregate amounts payable hereunder shall be paid in annual installments over the shortest period of time over which such aggregate amounts may be paid and not be treated as “excess parachute payments” under Section 4999. All determinations called for in this subparagraph (iii) shall be made by an independent public accounting firm as shall be selected by the Company. The Company shall bear all costs associated with obtaining such determinations. At the Executives election, and if permitted by applicable law, the Executive shall be entitled to the immediate payment of all amounts due the executive hereunder and the Company shall be required to “gross up” such amounts so that the Executive receives an amount that he would have received had Section 4999 not been applicable.

5. Specified Executive Status. Executive is likely to be a specified employee (as defined in Treas. Reg. §1.409A—1(i)) as of the date of a separation from service. Notwithstanding anything contained herein to the contrary, all payments hereunder that are subject to the restrictions contained in Section 409A of the Internal Revenue Code and are to be made due to a separation from service or Change in Control may not be made before the date that is six months after the date of separation from service (or, if earlier than the end of the six-month period, the date of the Executive’ death). For this purpose, if the Executive is not a specified employee as of the date of a separation from service, he will not be treated as subject to this requirement even if he would have become a specified employee had he continued to provide services through the next specified employee effective date. Similarly, if the Executive is treated as a specified employee as of the date of a separation from service, he will be subject to this requirement even if he would not have been treated as a specified employee after the next specified employee effective date had he continued providing services through the next specified employee effective date.

6. Covenants.

(a) Confidentiality. The Executive agrees that, during or at any time after the Employment Term, he shall not divulge, furnish or make accessible to any person, corporation, partnership, trust or other organization or entity, any information, trade secrets, technical data or know-how relating to the business, business practices, methods, attorney-client communications, pending or contemplated acquisitions or other transactions, products, processes, equipment or any confidential or secret aspect of the business of the Company without the prior written consent of the Company, unless such information shall have become public knowledge or shall have become known generally to competitors of the Company through sources other than the Executive.

(b) Competitive Activity. Executive hereby agrees that during the Employment Term and one year after the termination of this Agreement (the “Restricted Period”), Executive will not, and will cause his affiliates not to, without the prior written consent of the board of directors of the Company (which may be withheld in their sole discretion), anywhere within the United States or any other markets in which the Company or its Subsidiaries operates the Business as of the Effective Date (the “Territory”), directly or indirectly engage in the Business as materially conducted by the Company and its Subsidiaries as of the Effective Date, or own, manage, finance or control, or participate in the ownership, management, financing or control of, or become engaged or serve as an officer, director, member, partner, employee, agent, consultant, advisor or representative of, a business or entity that engages in the Business (a “Competitor”). For the purposes hereof, the term “Business” shall be defined as the ownership of any physical or digital cannabis based publication and/or the production of consumer focused cannabis events. Notwithstanding the foregoing, the Company acknowledges that the Executive provides personal and consulting services to bands that may, in the future, be invited or paid to perform at consumer focused cannabis events and that shall not be restricted behavior pursuant to the terms hereof. Furthermore, the Company and Executive acknowledge the Executive has interests in various cannabis related businesses and, to the extent that those businesses have, in the future, business relationships with the Company that are known to the Executive, the Executive shall disclose such relationships to the Board of Directors of the Company, and to avoid the appearance of any conflict of interest, shall either (i) obtain the approval of the disinterested directors of such business relationships, or (ii) insure that such business relationships are fair and reasonable to the Company and its subsidiaries. Notwithstanding the foregoing, Executive and his Affiliates may own passive portfolio company investments of not more than four and 99/100 percent (4.99%) beneficial ownership of any class of outstanding capital stock of a Competitor that is publicly traded on a national stock exchange, so long as Executive and his Affiliates are not involved in the management or control of such Competitor. Notwithstanding the foregoing, the provisions of this Section 6(b) shall terminate and be of no force nor effect if the Executive is terminated without Cause or if the Executive terminates this Agreement for Good Reason.

(c) Remedy for Breach. The Executive acknowledges that the provisions of this Section 6 are reasonable and necessary for the protection of the Company and that the Company will be irrevocably damaged if such covenants are not specifically enforced. Accordingly, the Executive agrees that, in addition to any other relief to which the Company may be entitled, the Company shall be entitled to seek and obtain injunctive relief (without the requirement of any bond) from a court of competent jurisdiction for the purposes of restraining the Executive from any actual or threatened breach of such covenants.

7. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in that State.

(b) Notices. Any notice, consent or other communication made or given in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered by United States registered or certified mail, return receipt requested, to the parties at the following addresses or at such other address as a party may specify by notice to the other.

To the Executive:

Kraig Fox

c/o Adam Berman Esq.

420 Lexington Ave # 2516

New York, NY 10170

To the Company:

Hightimes Holding Corp.
10990 Wilshire Blvd

Penthouse

Los Angeles, CA 90024

Attn: Adam E. Levin, Chairman

(c) Entire Agreement; Construction; Amendment. This Agreement shall supersede any and all existing agreements between the Executive and the Company or any of its affiliates or subsidiaries relating to the terms of his employment. The parties acknowledge that Options have been granted to the Executive under the Equity Plans. Accordingly, to the extent the provisions of this Agreement may conflict with the Equity Plans, the Equity Plans shall control. To the extent the provisions of this Agreement may conflict with provisions in any option agreement or option certificate between the Executive and the Company, the provisions of this Agreement shall control. This Agreement may not be amended except by a written agreement signed by both parties.

(d) Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(e) Certain Representations and Covenants of the Parties.

(i) As a condition of employment, the Executive shall be required to sign and return a satisfactory I-9 Immigration form providing sufficient documentation establishing your employment eligibility in the United States, and provide satisfactory proof of Executive’s identity as required by United States law. Executive’s employment is further subject to satisfactory completion of a background check.

(ii) Executive represents that his performance of services to the Company will not violate any duty which he may have to any other person or entity (such as a present or former employer), including obligations concerning providing services (whether or not competitive) to others, confidentiality of proprietary information and assignment of inventions, ideas, patents or copyrights. Executive further agrees that he will not do anything in the performance of services hereunder that would violate any such duty.

(iii) The Company hereby represents and warrants to Fox that the Board of Directors of the Company has adopted one or more resolutions making the Executive Chairman of the Company the highest ranking senior executive officer of the Company.

(f) Assignment. Except as otherwise provided in this paragraph, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, representatives, successors and assigns. This Agreement shall not be assignable by the Executive, and shall be assignable by the Company only to any corporation or other entity resulting from the reorganization, merger or consolidation of the Company with any other corporation or entity or any corporation or entity to which the Company may sell all or substantially all of its assets, and it must be so assigned by the Company to, and accepted as binding upon it, by such other corporation or entity in connection with any such reorganization, merger, consolidation or sale.

(g) Litigation Costs. In the event that the Executive shall successfully prosecute a proceeding to enforce any provision of this Agreement, in addition to any other relief awarded the Executive in such action, the parties agree that the decision rendered shall award the Executive all of his attorneys’ fees, disbursements and other costs incurred by the Executive in prosecuting such case.

(h) Severability. If any provision of this Agreement is invalid or unenforceable, the balance of the Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

(i) Dispute Resolution. Any controversy, dispute or claim arising out of or relating to this Agreement or breach thereof shall first be settled through good faith negotiation. If the dispute cannot be settled through negotiation. If the parties are unsuccessful at resolving the dispute through mediation, the parties agree to arbitration administered in New York, New York by JAMS pursuant to its Employment Arbitration Rules & Procedures and subject to JAMS Policy on Employment Arbitration Minimum Standards of Procedural Fairness. Judgment on the Award may be entered in any court having jurisdiction.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, including Appendix A hereto, as evidence of their adoption as of the dates set forth above.

HIGHTIMES HOLDING CORP.,
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Title:	Executive Chairman
Date:

EXECUTIVE

/s/ Kraig G. Fox
Name:	Kraig G. Fox
Date:

EXHIBIT A

Change of Control and Material Change

The term “Change of Control” means either

(a) the sale of a majority of the issued and outstanding shares of voting capital stock of Hightimes, whether pursuant to merger, consolidation, tender offer or like combination, or the sale of substantially all of the assets and businesses of Hightimes and its Subsidiaries, in any transaction (or series of transactions) with any Person who is not an “Affiliate” (as that term is defined in Rule 405 promulgated under the Securities Act of 1933, as amended) immediately prior to such transaction (or series of transactions), and as a result of which the power to elect a majority of the members of the board of directors of Hightimes or the surviving Person shall be vested in such non-Affiliate Person, or

(b) a “going private” transaction which is a transaction or series of transactions resulting in the purchase of a security of Hightimes or one of its Affiliates by the issuer or one of its Affiliates, or a purchase of the assets of Hightimes or one of its Affiliates, in each case, that has either a reasonable likelihood or the purpose of producing, either directly or indirectly, the effect of causing a class of equity securities of an issuer subject to Section 12(g) or Section 15(d) of the Exchange Act (a) to be held by fewer than 300 persons or (b) to be delisted or no longer authorized to be quoted on an inter-dealer quotation system of a registered national securities exchange. A “going private” transactions can result in an issuer converting to private ownership, including, but not limited to:

●	Another entity or individual makes a tender offer to buy all or most of the issuer’s publicly held shares (“Tender Offer”);

●	The issuer merges with or sells the issuer’s assets to another entity for cash (“Cash Merger”); or

●	The issuer declares a reverse stock split that not only reduces the number of shares but also reduces the number of shareholders.

For the avoidance of doubt, any transaction that would be a “going private” transaction but for the fact that the purchaser is not the issuer or one of its Affiliates shall constitute a “Change of Control” under clause (a).

The term “Material Change” means the investment or acquisition by Hightimes and its direct or indirect consolidated Subsidiaries in one or more businesses or assets that are not related to the cannabis industry and which non-related investments or acquisitions then represent more than 50% of the consolidated assets and business revenues of Hightimes and its direct or indirect consolidated Subsidiaries.

Exhibit B – Stock Option Grant Agreement

As of March 28, 2019

Kraig G. Fox

do Adam Berman, Esq.

420 Lexington Avenue, Suite 2516

New York, NY 10170

Dear Kraig:

We are pleased to advise you that at the direction of the Board of Directors (the “Board”) of Hightimes Holding Corp., a Delaware corporation (the “Company, you are hereby notified that the Board and the Compensation Committee of the Board has granted you a qualified stock option (the “Option”) pursuant to the 2017 Equity Incentive Plan as adopted by the Company and as in effect on the date of the grant (the “Plan”).

This Option entitles you to purchase 650,000 shares of Class A voting Common Stock of the Company (the “Option Shares”) at the price of $11.00 per which is payable in cash or by check in United States Dollars, or other property acceptable to the Compensation Committee of the Board. The date of grant of this Option is March 15, 2019, being the Effective Date of your employment agreement with the Company (the “Employment Agreement”), and it is the determination of the Board that on that date, as well as March 27, 2019 (the date of execution of this letter), the fair market value of the Company’s Common Stock was $11.00 per share.

The Option must be exercised, if at all, on or before March 15, 2029 (ten years from the effective date of grant), after which any unexercised Options will expire.

All vesting of the Option and any forfeiture or earlier termination of a vested or non-vested Option shall be governed by the terms of your Employment Agreement.

Except as described below, the Option is subject to the terms, conditions and restrictions of the Plan and your Employment Agreement as in effect on the date of the grant. Copies of the Plan are available to you on request. At the time or times you wish to exercise this Option in whole or in part, please refer to this letter and the provisions of your Employment Agreement and the Plan dealing with methods and formalities of exercising your option.

In addition to the Option, we are pleased to advise you that the Board and the Compensation Committee of the Board have also granted to you a restricted stock unit award (the “Initial Restricted Stock Unit Award”) with respect to 500,000 additional shares of the Company’s Common Stock (subject to adjustment as provided in your Employment Agreement”). The vesting and other terms of the Initial Restricted Stock Unit Award are subject at all times to the applicable provisions of your Employment Agreement.

In the event that the Company elects, in the exercise of its sole discretion, to register under the Securities Act of 1933, as amended (the “Securities Act”), shares of Company Common Stock for resale for the benefit of other selling stockholders who are officers, directors or “affiliates” (as that term is defined in Rule 405 under the Securities Act) of the Company pursuant to a registration statement filed with and declared effective by the SEC, or registers for resale stock options on Form S-8 under the Securities Act, it will include in any such registration statement, your vested Options and vested Initial Restricted Stock Unit Award shares; provided, that you then make appropriate representations as to your ownership of such securities and other information concerning yourself that is to be disclosed in such registration statement.

Please acknowledge below receipt of this letter agreement and your approval of the terms hereof.

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We look forward to your continued association with the Company and its subsidiaries.

Sincerely,

HIGHTIMES HOLDING CORP.		Date: March 27, 2019

By:	/s/ Adam E. Levin
Adam E. Levin
Executive Chairman

The foregoing letter agreement is hereby acknowledged and accepted:	Date: March 27, 2019

/s/ Kraig G. Fox
Kraig G. Fox

Exhibit C -- Company Employee Handbook